UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


(Mark One)
|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934.

For the fiscal year ended December  31, 1995

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from
    _________________________ to _________________________



                       Commission file number:____________

                          DENDRITE INTERNATIONAL, INC.
     401(k) RETIREMENT SAVINGS PLAN (FORMERLY THE 401K PROFIT SHARING PLAN)
                      ------------------------------------

       (Full title of the plan and address of the plan, if different from that of the issuer named below)


                          DENDRITE INTERNATIONAL, INC.
           1200 Mount Kemble Avenue, Morristown, New Jersey 07960-6797

                      ------------------------------------

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                          Dendrite International, Inc.
                         401(k) Retirement Savings Plan


                          Audited Financial Statements


                                December 31, 1995

                                      With

                         Report of Independent Auditors

DENDRITE INTERNATIONAL, INC.
401(k) Retirement Savings Plan



                         Report of Independent Auditors


Mr. Joseph Carloto, Trustee
Dendrite Americas/International 401(k) Profit Sharing Plan
1200 Mt. Kemble Avenue
Morristown, NJ 07960


We have audited the accompanying Statement of Net Assets Available for Benefits of Dendrite Americas/International 401(k) Profit Sharing Plan of December 31, 1995, and related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the Net Assets Available for Benefits of the Plan as of December 31, 1995, and the Changes in Net Assets Available for Benefits for the year then ended in conformity with generally accepted accounting principles.


October 11, 1996

/s/ Gregory J. Mosley, C.P.A.

DENDRITE INTERNATIONAL, INC.
401(k) Retirement Savings Plan


                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995


NOTE A

Description of Plan

The following brief description of the Dendrite Americas/International (hereafter Company) 401(k) Profit Sharing Plan (hereafter Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. Plan is a cash or deferred profit sharing plan with only the CODA or 401(k) option in use. Plan provides for mandatory employee contribution allowed up to 10% of annual compensation. Plan further provides for an annual employer match of 50% of the first 6% of mandatory contributions, limited to a 3% total match per participant.

2. Plan provides for a 5-year, graded vesting schedule for participant vesting in Company matching contributions. Plan provides that forfeitures of unvested amounts, upon a participant's termination from employment, would be allocated to remaining participants at the end of each Plan year.


NOTE B

Summary of Accounting Policies

The following are the significant accounting policies followed by the Plan.

1.  Fair Market Value Basis of Accounting
    Investments are valued at fair market value. As of December 31, 1995 the following amounts represented Investment totals and related Investment totals:


                                         Investment          Income

Registered Investment                    $ 1,942,376       $ 449,204
Companies

Common Stock                                  54,000          -1,488

Money Market Funds                            73,165             487

Insurance Contracts                          365,489          18,155
                                         -----------       ----------

         Totals                            2,435,030       $ 466,358
                                         -----------       ----------
                                         -----------       ----------

DENDRITE INTERNATIONAL, INC.
401(k) Retirement Savings Plan


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1995

                                             DECEMBER 31
                                                    1995

Investments Income (Note B)                   $  466,358
Contributions                                    803,906
                                              ----------

         Total Additions                       1,270,264
                                              ----------

Benefits Paid to Participants                    553,617
                                              ----------

         Total Benefits Paid                     553,617
                                              ----------

                  Net Increase                   716,647

Net Assets Available for Benefits
         Beginning of Year                     1,764,989
                                              ----------

         End of Year                          $2,481,636
                                              ----------
                                              ----------




The accompanying notes are an integral part of the financial statements.

DENDRITE INTERNATIONAL, INC.
401(k) Retirement Savings Plan


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1995

                                     DECEMBER 31
                                            1995
ASSETS
Investments at fair market
value (Note B)                      $  2,435,030
Receivables                               58,560
Cash                                      18,409
                                    ------------

         Total Assets                  2,512,089
                                    ------------
                                    ------------


LIABILITIES
Participant Payables                      30,453
                                    ------------

         Total Liabilities                30,453
                                    ------------

Net Asset Available for Benefits    $  2,481,636
                                    ------------
                                    ------------



The accompanying notes are an integral part of the financial statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     DENDRITE INTERNATIONAL, INC.
                                     401(K) RETIREMENT SAVINGS PLAN
                                     (Full title of the plan)


Date: December 31, 1996              /s/ Charles C. Warczakowski
                                     Charles C. Warczakowski
                                       Vice President, Finance, Secretary and
                                       Treasurer (Chief Financial Officer
                                       and Principal Accounting Officer) and
                                       Plan Administrator